ANNUAL MEETING OF SHAREHOLDERS OF

CONVERA CORPORATION

June 25, 2003

PROOF # 1

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of the following ten (10) nominees to serve as directors until the next Annual Meeting of Shareholders and until their successors are elected and qualified.

        NOMINEES:

[ ] **FOR ALL NOMINEES**

[ ] **WITHHOLD AUTHORITY FOR ALL NOMINEES**

[ ] **FOR ALL EXCEPT** (See instructions below)

- ○ Ronald J. Whittier
- ○ Herbert A. Allen
- ○ Herbert A. Allen III
- ○ Patrick C. Condo
- ○ Stephen D. Greenberg
- ○ Eli S. Jacobs
- ○ Donald R. Keough
- ○ William S. Reed
- ○ Carl J. Rickertsen
- ○ Jeffrey White

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. In their discretion, to vote upon such other matters as may properly come before the meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder _____ Date: _____ Signature of Shareholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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PROXY   **PROXY**

CONVERA CORPORATION PROXY

1921 Gallows Road, Suite 200
Vienna, Virginia 22182

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned holder of Common Stock of Convera Corporation (the "Company") hereby constitutes and appoints Patrick C. Condo and Christopher M. Mann, and each of them, attorneys and proxies with full power of substitution to each, for and in the name of the undersigned to vote the shares of Common Stock of the Company, which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held at the Hyatt Regency Reston, 1800 Presidents Street, Reston, Virginia 20190 on Wednesday, June 25, 2003 at 10:00 a.m., local time, or at any and all adjournments thereof, on all matters as may properly come before the meeting. The undersigned hereby revokes any and all proxies heretofore given with respect to such meetings.

Each of such attorneys and proxies present at the meeting shall and may exercise the powers granted hereunder.

Receipt is acknowledged of the Notice of Annual Meeting of Shareholders dated May 28, 2003 and the Proxy Statement accompanying said notice.

Said attorneys are hereby instructed to vote as specified below. If no specification is made, this proxy will be voted FOR Item 1 on the reverse side.

(Continued and to be signed on the reverse side)

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